UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023
Commission File Number: 001-40850
Exscientia plc
(Translation of registrant’s name into English)
The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:        ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Annual General Meeting Results
On May 17, 2023, Exscientia plc (the “Company”) held its 2023 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 80,204,316 votes of the Company’s ordinary shares, which may be represented by American Depositary Shares (“ADSs”), were represented in person or by proxy, constituting a quorum. Voting at the AGM was conducted by way of a poll, and each ordinary share, which may be represented by ADSs, issued and outstanding as of the close of business on the record date was entitled to one (1) vote on each resolution at the AGM.
The following are the voting results for the proposals considered and voted upon at the AGM, each of which was an ordinary resolution requiring a simple majority:
Proposal 1: To receive and adopt the accounts of the Company for the year ended 31 December 2022 together with the reports of the Directors and the auditors thereon

For	Against	Votes Withheld
79,667,121	26,411	564,829

Proposal 2: To approve the Directors’ Remuneration Report

For	Against	Votes Withheld
65,364,950	9,301,760	5,591,651

Proposal 3: To re-appoint David Nicholson as a Director of the Company

For	Against	Votes Withheld
77,443,201	2,607,160	208,000

Proposal 4: To re-appoint Mario Polywka as a Director of the Company

For	Against	Votes Withheld
78,776,693	1,420,895	60,773

Proposal 5: To re-appoint Elizabeth Crain as a Director of the Company

For	Against	Votes Withheld
78,778,551	1,422,558	57,252

Proposal 6: To re-appoint PricewaterhouseCoopers LLP as the Company’s auditors

For	Against	Votes Withheld
79,924,417	281,735	52,209

Proposal 7: To authorise the Directors of the Company to determine the auditors’ remuneration

For	Against	Votes Withheld
80,152,370	47,252	58,739

Based on the foregoing votes, the shareholders approved all of the proposals. The results were in line with the recommendations made by the Company’s board of directors.
The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-260315).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	May 17, 2023	By:	/s/ Andrew Hopkins
			Name:	Andrew Hopkins
			Title:	Chief Executive Officer